Filed by First Quantum Minerals Limited pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Inmet Mining Corporation

Commission file no.: 333-185937

NEWS RELEASE

13-01

January 9, 2013

www.first-quantum.com

FIRST QUANTUM MINERALS MAILS OFFER TO INMET SHAREHOLDERS

Highlights

Financial

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Inmet shareholders offered consideration of C$72.00 per Inmet share with the opportunity of electing First Quantum shares, cash or a combination thereof resulting in an aggregate consideration mix of approximately 50% in First Quantum shares and 50% in cash, allowing for the opportunity to realize immediate cash return while retaining exposure to a major international and widely owned copper mining company with strong growth prospects.

•

Offer values Inmet at approximately C$5.1 billion and represents a premium of 65% to Inmet’s underlying equity value, excluding net cash of C$1.9 billion, as of 23 November, 2012, the last trading day prior to First Quantum’s submission of its most recent proposal to Inmet’s Board.

Strategic

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Creation of a new industry leading, globally diversified base metals company with a balanced portfolio of seven producing mines and four world class development projects in eight countries across all continents with a projected industry leading growth profile in copper.

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First Quantum’s demonstrated project execution, reflecting its in house engineering project management and construction expertise, gives it the confidence that it can bring significant improvements to Inmet’s major project, Cobre Panama, for the benefit of all shareholders in the enlarged group.

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) today announced that it has formally commenced its offer (the “Offer”) to acquire all of the outstanding shares of Inmet Mining Corporation (“Inmet”, TSX Symbol “IMN”) for total consideration of approximately C$5.1 billion by mailing the takeover bid circular and related documents required to be sent to Inmet shareholders under applicable Canadian securities laws and filing such documents with Canadian securities regulators.

Under the terms of the Offer, each Inmet shareholder will have the option to elect to receive consideration per Inmet share of (i) C$72.00 in cash or (ii) 3.2967 First Quantum shares, or (iii) a mix of C$36.00 in cash plus 1.6484 First Quantum shares, subject to a maximum aggregate cash consideration of approximately C$2.5 billion and a maximum aggregate number of First Quantum shares issued of approximately 115.9 million, representing an overall mix of approximately 50% First Quantum shares and 50% cash.

The share exchange ratio and total consideration value have been calculated based on First Quantum’s closing share price as of 23 November 2012, the last trading day prior to First Quantum’s submission of its most recent proposal to Inmet’s Board.

Philip Pascall, CEO and Chairman of First Quantum, said:

“I believe this combination creates a uniquely attractive, large, liquid and high growth copper focused company. First Quantum and Inmet are very complementary in terms of their copper focus. I see the combination of the two companies creating not only a new global leader in copper, but also one of the most exciting, “must-own” companies in the global mining sector.

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We are taking the significant step of making this proposal directly to Inmet shareholders and requesting their support for what, together, we know can be achieved. We invite Inmet shareholders to participate in this vision and to become shareholders in this most exciting new venture.”

Benefits of the Offer:

•	A significant premium of:

i)	65 percent to Inmet’s underlying equity value (adjusted for net cash balance of C$1.9 billion on Inmet’s balance sheet, or C$26 per Inmet Share) as of November 23, 2012, the last trading day prior to First Quantum’s submission of its most recent proposal to Inmet’s Board; and

ii)	35 percent to the 30-day VWAP and 33 percent to the closing share price, of the Inmet shares on the TSX on November 23, 2012

•	Creation of a premier, globally diversified base metals company with:

i)	A geographically diversified operating platform comprised of seven producing mines and four world-class development projects

ii)	Enhanced scale, liquidity and industry presence through its rapidly expanding copper production footprint with the capacity to deliver, according to third party research analyst estimates, in excess of 1.3 million tonnes of copper production per annum by 2018, which would make the combined entity a top five copper producer

iii)	Enhanced financial profile with greater liquidity, greater free cash flow generation ability and enhanced flexibility to raise capital when necessary at a lower long term cost of capital

•

Creation of a new global leader focused on copper with industry leading copper production growth, based upon third party research analyst projections, of over 24 percent, compounded annually, from 2012 to 2018, driven by a strong pipeline of low capital intensity development projects and low cost expansions of existing operating assets.

•	Opportunity to benefit from the implementation of First Quantum’s unique and proven approach to project construction at the Cobre Panama Project, in respect of which Mr. Pascall commented:

“Our in-house expertise and technical competencies have translated into a real competitive advantage. These unique technical capabilities have allowed us to construct projects at a fraction of the cost achieved by our peers. We deliver on our promises to meet budget, to be on time, to attain rapid commissioning to commercial production and to achieve absolute production targets. Our commitment is to apply these skills to Cobre Panama, creating an opportunity for all shareholders to benefit substantially.”

Commenting further on the Offer, Mr. Pascall said:

“First Quantum’s Board of Directors believes that a combination of the two companies would be an industry defining event and one of the most exciting opportunities in copper for many years. We hope that you share our enthusiasm and respectfully request your support and urge you to tender your Inmet shares in acceptance of our offer.”

Funding

The cash component of the Offer will be financed through a combination of First Quantum’s existing cash resources, existing undrawn unconditional financing facilities of US$1.25 billion and a US$2.5 billion acquisition facility provided by Standard Chartered Bank, which has been arranged specifically to implement the Offer.

About the Offer

The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on February 14, 2013, unless extended or withdrawn.

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The Offer is subject to certain customary conditions, including confirmation to the satisfaction of First Quantum that the recently-adopted Inmet shareholder rights plan will not adversely affect the Offer. Other conditions include acceptance of the Offer by Inmet shareholders owning not less than 66-2/3 percent of Inmet’s outstanding shares on a fully-diluted basis, receipt of all necessary regulatory approvals, no material adverse change in Inmet and other conditions customary for transactions of this nature. The Offer is not subject to any financing condition or First Quantum shareholder approval.

Details regarding these and other terms of the Offer are set out in the takeover bid circular, which has been filed by First Quantum with the Canadian provincial securities regulators and will be available for review on the Company’s website at www.first-quantum.com and on the Canadian SEDAR website at www.sedar.com. Inmet shareholders are urged to read the takeover bid circular carefully and in its entirety since it contains additional important information concerning the Offer.

First Quantum has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-80 which will include the takeover bid circular and certain other Offer documents filed by First Quantum on SEDAR - with the SEC at the SEC’s website at www.sec.gov.

Copies of the takeover bid circular and any other Offer documents referred to above may also be obtained free of charge upon request made to the corporate secretary of First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia, V6C 1X8.

Advisors and Information Agent

First Quantum has engaged Jefferies International, Goldman, Sachs & Co., and RBC Capital Markets to act as its financial advisors in connection with the Offer.

Georgeson Shareholder Communications Canada, Inc. has been retained as information agent for the Offer. Shareholders may contact Georgeson at:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

About First Quantum

First Quantum is a leading international mining company with a global portfolio of copper and nickel assets located in Africa, Australia, South America and Europe. For the twelve months ended 30 September 2012, First Quantum generated revenue and adjusted EBITDA of US$2,743 million and US$1,014 million respectively and produced 290 kt of copper, 32 kt of nickel and 181 koz of gold. A diverse portfolio of profitable operating assets and quality growth projects makes First Quantum one of the fastest-growing mining companies in the world. First Quantum produced well over 300,000 mt of copper metal, more than 36,000 mt of nickel and 200,000 ozs of gold in 2012. First Quantum is listed on the Toronto, London and Lusaka Stock Exchanges, with a market capitalization of approximately US$10.5 billion.

First Quantum has earned a strong reputation as an industry leading developer of high-quality base metals projects globally. Although a significant copper producer currently, First Quantum is itself in a phase of transformational growth, with an anticipated tripling of copper production by the end of 2018. To achieve this growth, the First Quantum team is building on its significant experience in project development, with a proven record of successfully developing resource assets. The capital intensity of our Kansanshi and Sentinel developments, for example, at approximately US$5,000 / tonne and US$6,000 / tonne, respectively, are among the lowest in the industry. Importantly, First Quantum has consistently delivered superior shareholder returns, averaging 32 percent per annum over the period 2000 to 2011.

Forward Looking Information

Certain statements and information in this press release, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated completion of the proposed Offer and the anticipated strategic and operational benefits of the Offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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With respect to forward-looking statements and information contained in this press release, First Quantum has made numerous assumptions including, among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, and other anticipated costs and expenditures. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that any forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the Offer, reliance on Inmet’s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, and the production of off-spec material.

See First Quantum’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent management’s estimate as of any date other than the date of this press release.

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: (647) 346-3934 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: sharon.loung@fqml.com

United Kingdom contact: Clive Newall, President

Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com

Jefferies International: Peter Bacchus, Managing Director

Tel: +44 778 994 3482

Harmony Communications: Brian Cattell, Senior Partner

Tel: +44 20 7016 9155 or +44 7786 241 145